Rectitude Holdings Ltd

35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627

December 1, 2023

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Alex King

Re:	Rectitude Holdings Ltd

Draft Registration Statement on Form F-1

Submitted November 2, 2023

CIK No. 0001995116

Dear Mr. King,

This letter is in response to your letter on November 28, 2023, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Rectitude Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on November 2, 2023. On the date hereof, the Company has submitted Amendment No. 1 to the Registration Statement on Form DRS/A (“Form DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Form F-1 submitted November 2, 2023, as a Draft Registration Statement

History and Corporate Structure, page 42

1.	Please identify the date of the group reorganization and any consideration exchanged in connection with the corporate changes.

RESPONSE: We respectfully advise the Staff that the group reorganization has not been finalized, and that the reorganization will be finalized after we obtain confirmation from the underwriter on the precise valuation of the Company. This is so that we can work out the offering size in terms of the number of ordinary shares each shareholder should receive in the Company and the number of shares to be issued as part of the initial public offering.

The eventual shareholders and their respective shareholding percentages immediately after the group reorganization, as detailed in the organization chart on page 42 of the Form DRS/A and the ‘Principal Shareholder’ section on page 81 of the Form DRS/A (the “Shareholders”), will reflect the Shareholders’ current shareholdings in the various Singapore subsidiaries. The consideration exchanged for acquiring ordinary shares in the Company will comprise the shares the Shareholders currently hold in the Singapore subsidiaries. These shares held by the Shareholders will be exchanged with the Company through share swap arrangements, resulting in the Shareholders holding ordinary shares in the Company and the Company achieving full ownership of the Singapore subsidiaries.

We plan to provide the date of the group reorganization and any consideration exchange in connection with the corporate changes at the public filing of the Registration Statement.

General

2.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine and the effectiveness of the Uyghur Forced Labor Protection Act (“UFLPA”). For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., cotton, polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, political or trade tensions among countries;

●	or be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “de- globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

RESPONSE: We respectfully advise the Staff that in the financial years ended March 31, 2022, and March 31, 2023, our business segments, products, lines of service, projects, or operations were not materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine and the effectiveness of the Uyghur Forced Labor Protection Act (“UFLPA”). Moving forward, we also do not expect to experience such supply chain disruptions in the future because we source our goods from a number of suppliers and intend to further diversify our supply chain, including geographically. To the best of our knowledge, we have not received any information from our suppliers pertaining to any present or potential supply chain disruptions. Pertaining to the UFLPA, we understand from our suppliers based in the People’s Republic of China (“PRC”) that the safety products we have procured are not derived from raw materials obtained from forced labor in China’s Xinjiang Uyghur Autonomous Region. We intend to inform our suppliers of this material preference when placing orders and are considering plans to impose this as a non-negotiable term for our orders in the coming months. Should the opportunity arise, we plan to source more of our products from manufacturers and suppliers outside of the PRC to further diversify our supply chains. We have included the relevant changes to the risk factors disclosure on page 11 of the Form DRS/A.

With respect to labor shortages, we have faced difficulties in hiring suitable manpower from overseas jurisdictions due to travel restrictions imposed by the Singapore Government as a result of the COVID-19 pandemic during the financial years ended March 31, 2022, and 2023. However, borders have since reopened, and issues relating to labor shortages have been largely mitigated. We have also taken measures to mitigate the impact of potential shortages in the future by introducing robots to our operations. For example, at our hardware store and warehouse located at Defu Industrial City, #03-28, 8 Defu South Street, Singapore 533758, we have engaged the use of robots that are able to engage in simple tasks such as customer reception, displaying the availability and description of various products available in the store and direct customers to the shelf where a particular product is located. This reduces the number of workers we require at the store. We have included the relevant changes to the risk factors disclosure on page 12 of the Form DRS/A.

With respect to cyber security attacks, our supply chain is largely offline, with minimal sales conducted online through e-commerce platforms such as Shopee and Lazada. As such, we have not and do not expect our business and our supply chains to be materially disrupted by any cyber security attacks. We provide further substantiation of this topic in our response to Question 3.

With respect to surges or declines in consumer demand, as disclosed on page 63 of our Form DRS/A, because we maintain a sufficient inventory of safety shoes, travel restraint and fall arrest system and industrial grade hardware, which are generally popular with our customers during periods of high demand, we can tap into this inventory to address any surge in demand. During periods of low demand, we store some of our spare inventory in the various warehouses as disclosed in the Real Property subsection in the “Business” section on page 59 and 60 of our Form DRS/A.

Further, to the best of our knowledge, we have not and do not expect to experience any material impact to our business because we are unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, political or trade tensions among countries.

3.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

RESPONSE: We respectfully advise the Staff that as discussed above in our response to Question 2, we maintain a well-established network of suppliers with whom we have long-standing relationships. Our diverse supplier base can help mitigate the risk of widespread disruptions caused by a single supplier’s cybersecurity incident. Further, our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities.

Additionally, our emphasis on physical retail shops and warehouses provides an inherent buffer against cyberattacks. Currently, we only receive a small number of inquiries via our website at www.rectitude.com.sg. Sales to end users through e-commerce platforms such as Shopee and Lazada are also minimal, total amounting only to S$17,084.85 (US$12,851.55) and S$30,056.77 (US$22,609.27) for the financial years ended March 31, 2023, and 2022, respectively, with sales via our physical stores and through third-party vendors accounting for the rest of our sales. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity-related incidents on our operations.

Despite our perception of the lower risk of cybersecurity-related incidents materially affecting our operations, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) conduct more rigorous assessments of potential suppliers’ cybersecurity practices, including penetration testing and vulnerability assessments; (ii) incorporate cybersecurity clauses into our business contracts; (iii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iv) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced. We have included the relevant changes to the risk factors disclosure on page 11 of the Form DRS/A.

4.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: We respectfully advise the Staff that the Company has not authorized any written communications, as defined in Rule 405 under the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act, and the Company does not have and does not intend to retain any copies of those communications.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhang Jian
Zhang Jian
Chairman

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